Exhibit 99.1

DDC Enterprise Limited
(Incorporated in the Cayman Islands with limited liability)

Notice of a Class Meeting of the Holders of Class A Ordinary Shares
To Be Held on June 29, 2026, at 10 p.m., Eastern Daylight Time

NOTICE IS HEREBY GIVEN THAT a class meeting of the holders of our Class A Ordinary Shares (the “Class Meeting”) of DDC Enterprise Limited (the “Company”) will be held virtually on June 29, 2026, at 10 p.m., Eastern Daylight Time. Eligible Class A shareholders, as well as duly appointed proxyholders will be able to attend virtually, participate and vote at the Class Meeting. The board of directors of the Company has determined to convene and conduct the Class Meeting in a virtual meeting format at: https://edge.media-server.com/mmc/p/bcpsd2t8 (passcode: ddc2026). Class A shareholders will NOT be able to attend the Class Meeting in person. This proxy statement includes instructions on how to access the virtual Class Meeting and how to listen and vote from home or any remote location with Internet connectivity.

The Notice of Class Meeting of Class A shareholders, the Proxy Statement and the proxy card accompanying this letter will be first mailed to our Class A shareholders on or about June 10, 2026.

The purpose of the Class Meeting is to approve and adopt the following resolutions on the following matter:

RESOLVED as a special resolution of the holders of the Class A Ordinary Shares: subject to the class consent from the holders of the Class B Ordinary Shares of the Company, the voting rights attached to each Class B Ordinary Share be increased from ten (10) votes to one-hundred (100) votes on any resolution tabled at a general meeting of the Company, with immediate effect (the “Class Meeting Proposal”).

DDC Enterprise Limited
(Incorporated in the Cayman Islands with limited liability)

Notice of 2026 Annual General Meeting of Shareholders
To Be Held on June 29, 2026, immediately following the Meeting of the Holders of the Class A Ordinary Shares

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting” or “AGM”) of holders of our Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”) (the “shareholders”) of DDC Enterprise Limited (the “Company”) will be held virtually on June 29, 2026, immediately following the Class Meeting. Eligible shareholders, as well as duly appointed proxyholders will be able to attend virtually, participate and vote at the Meeting. The board of directors of the Company has determined to convene and conduct the AGM in a virtual meeting format at: https://edge.media-server.com/mmc/p/bcpsd2t8 (passcode: ddc2026). Shareholders will NOT be able to attend the AGM in person. This proxy statement includes instructions on how to access the virtual AGM and how to listen and vote from home or any remote location with Internet connectivity.

The Notice of Annual General Meeting of Shareholders, the Proxy Statement and the proxy card accompanying this letter will be first mailed to our shareholders on or about June 10, 2026.

The purpose of the Meeting is to approve and adopt the following resolutions on the following matters:

1.      RESOLVED as an ordinary resolution:    to elect the following persons as Directors of the Company, each to hold office until the next annual general meeting or until his or her successor is duly elected and qualified, subject to earlier death, resignation, or removal pursuant to the Company’s Articles of Association (the “Election Proposal”);

Norma Ka Yin Chu
George Lai
Matthew Gene Mouw
Samuel Chun Kong Shih

2.      RESOLVED as an ordinary resolution:    to ratify and approve the appointment of Enrome LLP as auditor of the Company for the fiscal year ending December 31, 2026, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the “Auditor Proposal”);

3.      RESOLVED as an ordinary resolution:    to grant the board a general mandate to allot, issue, and deal with additional ordinary shares of the Company, subject to the limits set out in the Company’s memorandum and articles of association and applicable NYSE American rules (the “General Mandate to Issue Shares Proposal”);

4.      RESOLVED as an ordinary resolution:    to grant the board a general mandate to repurchase issued shares of the Company, subject to applicable law and NYSE American rules (the “General Mandate to Repurchase Shares Proposal”);

5.      (a) RESOLVED as a special resolution:    to authorize the Board to effect a reverse share split (the “Reverse Share Split”) of the Company’s issued and unissued Class A ordinary shares, on a basis ranging from no reverse share split up to a ratio of one-for-ten (1:10) (“Approved Ratio”), with the final Approved Ratio and effective date to be determined by the Board, such that the number of authorized and issued Class A Ordinary Shares is decreased by the Approved Ratio, with the par value per Class A Ordinary Share increased by the Approved Ratio (the “Reverse Share Split Proposal”);

         (b) RESOLVED as a special resolution:    subject to approval by the shareholders of the Reverse Share Split Proposal, to approve that the Amended and Restated Memorandum and Articles of Association of the Company be altered to reflect the Reverse Share Split;

6.      RESOLVED as a special resolution:    subject to separate consent of (i) holders of the Company’s Class A ordinary shares, and (ii) holders of the Company’s Class B ordinary shares, to approve the proposed variation of class rights that the voting rights attached to each of the Company’s Class B ordinary share be increased from ten (10) votes to one hundred (100) votes on any resolution tabled at a general meeting of the Company, the Company’s amended and restated memorandum and articles of association be amended such that the variation in voting rights attached to each of the Class B ordinary shares is reflected (the “Amendment to Class B Voting Rights Proposal”); and

7.      to approve to direct the chairperson of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 6.

The foregoing items of business for both the Class Meeting and AGM are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors of the Company has fixed the close of business Eastern Daylight Time on June 8, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Class Meeting and AGM or any adjourned or postponed meeting thereof. As of the Record Date, there were 47,511,029 Class A Ordinary Shares issued and outstanding and 1,750,000 Class B ordinary shares issued outstanding. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 10 votes.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s Class A Ordinary Shares at the close of business on the Record Date are entitled to vote at the Class Meeting. Holders of record of the Company’s Ordinary Shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Management is soliciting proxies. Shareholders are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.voteproxy.com, (ii) by phone at +1-800-776-9437 in the United States or +1-201-299-4446 from foreign countries, or (iii) by mail to EQ PO BOX 500 Newark, NJ 07101, the United States. Your proxy is revocable in accordance with the procedures set forth in the proxy statement.

You are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 11:59p.m. Eastern Daylight Time on June 28, 2026 to ensure your representation at such meeting.

This notice of the Class Meeting of Class A Shareholders and Annual General Meeting of Shareholders and the attached proxy statement are also available at https://ir.ddc.xyz/financials/sec-filings/all-sec-filings.

DDC ENTERPRISE LIMITED
Date: June 9, 2026	By:	/s/ Norma Ka Yin Chu
Norma Ka Yin Chu, Chief Executive Officer

DDC ENTERPRISE LIMITED

Class Meeting of Class A Shareholders
June 29, 2026
10 p.m., Eastern Daylight Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of DDC Enterprise Limited (the “Company”) is soliciting proxies for the class meeting of Class A shareholders (the “Class Meeting”) of the Company to be held on June 29, 2026 at 10 p.m. Eastern Daylight Time. The board of directors of the Company has determined to convene and conduct the Class Meeting in a virtual meeting format at: https://edge.media-server.com/mmc/p/bcpsd2t8 (passcode: ddc2026). Class A shareholders will NOT be able to attend the Class Meeting in person. This proxy statement includes instructions on how to access the virtual Class Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Only holders of the Class A Ordinary Shares of the Company of record at the close of business on June 8, 2026 (the “Record Date”) are entitled to attend virtually and vote at the Class Meeting. As of the Record Date, there were 47,511,029 Class A Ordinary Shares issued and outstanding. Each Class A Ordinary Share is entitled to one vote.

Members holding Class A Ordinary Shares that represent not less than one-third (1/3) of all voting share capital of the Company present in person or by proxy and entitled to vote at the Class Meeting shall form a quorum.

In order to pass, each proposal at the Class Meeting requires the vote of a simple majority of votes cast by the Class A shareholders entitled to vote.

Any Class A shareholder entitled to attend and vote at the Class Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Class Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSAL TO BE VOTED ON

The purpose of the Class Meeting is to approve and adopt the following resolutions on the following matter:

RESOLVED as a special resolution of the holders of the Class A Ordinary Shares: subject to the class consent from the holders of the Class B Ordinary Shares of the Company, the voting rights attached to each Class B Ordinary Share be increased from ten (10) votes to one-hundred (100) votes on any resolution tabled at a general meeting of the Company, with immediate effect (the “Class Meeting Proposal”).

The Board of Directors recommends a vote “FOR” the Class Meeting proposal.

Annual General Meeting of Shareholders
June 29, 2026
Immediately Following the Class Meeting

PROXY STATEMENT

The board of directors (the “Board of Directors”) of DDC Enterprise Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting” or “AGM”) of the Company to be held on June 29, 2026 immediately following the Class Meeting. The board of directors of the Company has determined to convene and conduct the AGM in a virtual meeting format at: https://edge.media-server.com/mmc/p/bcpsd2t8 (passcode: ddc2026). Shareholders will NOT be able to attend the AGM in person. This proxy statement includes instructions on how to access the virtual AGM and how to listen and vote from home or any remote location with Internet connectivity.

Only holders of the Class A Ordinary Shares and Class B Ordinary Shares of the Company (the “Ordinary Shares”) of record at the close of business on June 8, 2026 (the “Record Date”) are entitled to attend virtually and vote at the Meeting or at any adjournment thereof. As of the Record Date, there were 47,511,029 Class A Ordinary Shares issued and outstanding and 1,750,000 Class B ordinary shares issued outstanding. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 10 votes.

Members holding Ordinary Shares that represent not less than one-third (1/3) of all voting share capital of the Company present in person or by proxy and entitled to vote at the Meeting shall form a quorum.

In order to pass, each proposal at the AGM requires the vote of a simple majority of votes cast by shareholders entitled to vote.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

The purpose of the Meeting is to approve and adopt the following resolutions on the following matters:

1.      RESOLVED as an ordinary resolution:    to elect the following persons as Directors of the Company, each to hold office until the next annual general meeting or until his or her successor is duly elected and qualified, subject to earlier death, resignation, or removal pursuant to the Company’s Articles of Association (the “Election Proposal”):

a. Norma Ka Yin Chu;

b. George Lai;

c. Matthew Gene Mouw;

d. Samuel Chun Kong Shih;

2.      RESOLVED as an ordinary resolution:    to ratify and approve the appointment of Enrome LLP as auditor of the Company for the fiscal year ending December 31, 2026, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the “Auditor Proposal”);

3.      RESOLVED as an ordinary resolution:    to grant the board a general mandate to allot, issue, and deal with additional ordinary shares of the Company, subject to the limits set out in the Company’s memorandum and articles of association and applicable NYSE American rules (the “General Mandate to Issue Shares Proposal”);

4.      RESOLVED as an ordinary resolution:    to grant the board a general mandate to repurchase issued shares of the Company, subject to applicable law and NYSE American rules (the “General Mandate to Repurchase Shares Proposal”);

5.      (a) RESOLVED as a special resolution:    to authorize the Board to effect a reverse share split (the “Reverse Share Split”) of the Company’s issued and unissued Class A ordinary shares, on a basis ranging from no reverse share split up to a ratio of one-for-ten (1:10) (“Approved Ratio”), with the final Approved Ratio and effective date to be determined by the Board, such that the number of authorized and issued Class A Ordinary Shares is decreased by the Approved Ratio, with the par value per Class A Ordinary Share increased by the Approved Ratio (the “Reverse Share Split Proposal”);

(b) RESOLVED as a special resolution, subject to approval by the shareholders of the Reverse Share Split Proposal, to approve that the Amended and Restated Memorandum and Articles of Association of the Company be altered to reflect the Reverse Share Split;

6.      RESOLVED as a special resolution:    subject to separate consent of (i) holders of the Company’s Class A ordinary shares, and (ii) holders of the Company’s Class B ordinary shares, to approve the proposed variation of class rights that the voting rights attached to each of the Company’s Class B ordinary share be increased from ten (10) votes to one hundred (100) votes on any resolution tabled at a general meeting of the Company, the Company’s amended and restated memorandum and articles of association be amended such that the variation in voting rights attached to each of the Class B ordinary shares is reflected (the “Amendment to Class B Voting Rights Proposal”); and

7.      to approve to direct the chairperson of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 6 (the “Adjournment Proposal”).

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 – 7.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Class A shareholders entitled to vote at the Class Meeting may do so at the Class Meeting. Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend virtually the Class Meeting or Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.voteproxy.com, (ii) by phone at +1-800-776-9437 in the United States or +1-201-299-4446 from foreign countries, or (iii) by mail to EQ PO BOX 500 Newark, NJ 07101, the United States.

Required Votes for Each Proposal to Pass

Assuming the presence of a quorum at the Class Meeting:

Proposal	Vote Required	Broker Discretionary Vote Allowed
Class Meeting Proposal	Two-thirds majority of the votes of the Class A shares present in person or by proxy and entitled to vote thereon at the Class Meeting	No

Assuming the presence of a quorum at the Annual Meeting:

Proposal	Vote Required	Broker Discretionary Vote Allowed
Election Proposal	Majority of the votes of the shares present in person or by proxy and entitled to vote thereon at the Annual Meeting	No

Auditor Proposal	Majority of the shares present in person or by proxy and entitled to vote thereon at the Annual Meeting	No

General Mandate to Issue Shares Proposal	Majority of the shares present in person or by proxy and entitled to vote thereon at the Annual Meeting	No

General Mandate to Repurchase Shares Proposal	Majority of the shares present in person or by proxy and entitled to vote thereon at the Annual Meeting	No

Reverse Share Split Proposal	Two-thirds majority of the shares present in person or by proxy and entitled to vote thereon at the Annual Meeting	No

Amendment to Class B Voting Rights Proposal	Two-thirds majority of the shares present in person or by proxy and entitled to vote thereon at the Annual Meeting	No

Adjournment Proposal	Majority of the shares present in person or by proxy and entitled to vote thereon at the Annual Meeting	No

Abstentions will not count as a vote against each of the proposals.

Voting Procedures for the Class Meeting

Each Class A Ordinary Share that you own in your name entitles you to one vote on the proposal for the Class Meeting. Your proxy card shows the number of Class A Ordinary Shares that you own.

•        You can vote your Class A Ordinary Shares in advance of the Class Meeting by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a broker, bank or other nominee, you will need to follow the instructions provided to you by your broker, bank or other nominee to ensure that your shares are represented and voted at the Annual Meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Ordinary Shares will be voted as recommended by our board of directors. Our board of directors recommends voting “FOR” the Class Meeting Proposal named in this Proxy Statement.

•        You can attend the Class Meeting virtually and vote in person even if you have previously voted by submitting a proxy. You will be given a ballot when you arrive. However, if your Class A Ordinary Shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

Voting Procedures for the AGM

Each Class A Ordinary Share that you own in your name entitles you to one vote, and each Class B Ordinary Shares entitles the holder to ten votes, on each of the proposals for the Annual Meeting. Your proxy card shows the number of Ordinary Shares that you own.

•        You can vote your Ordinary Shares in advance of the Annual Meeting by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a broker, bank or other nominee, you will need to follow the instructions provided to you by your broker, bank or other nominee to ensure that your shares are represented and voted at the Annual

Meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Ordinary Shares will be voted as recommended by our board of directors. Our board of directors recommends voting “FOR” each of the Proposals named in this Proxy Statement.

•        You can attend the Annual Meeting virtually and vote in person even if you have previously voted by submitting a proxy. You will be given a ballot when you arrive. However, if your Ordinary Shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

CLASS MEETING OF CLASS A SHAREHOLDERS

PROPOSAL

Our Board of Directors, subject to the separate class consent from the holders of Class B ordinary shares of the Company, is seeking the Class A shareholders’ approval to the proposed variation of class rights that the voting rights attached to each of the Company’s Class B ordinary share be increased from ten (10) votes to one hundred (100) votes on any resolution tabled at a general meeting of the Company. All other rights, preferences, and restrictions attaching to the Company’s Class B ordinary shares (including conversion mechanics and transfer restrictions) shall remain unchanged.

Purpose of, and reasons for, the amendment to the Class B voting rights.    The Board of Directors is proposing this variation of class rights in order to preserve the founder-led governance structure that has guided the Company since its establishment and to ensure that Ms. Norma Ka Yin Chu, the Company’s founder, Chief Executive Officer and Chairwoman, who holds the Company’s Class B ordinary shares, retains a controlling voting interest in the Company. Since its founding as a global Asian food platform — comprising brands such as DayDayCook, Nona Lim and Yai’s Thai — the Company has substantially broadened its strategy, and now also pursues a digital asset treasury strategy that includes the accumulation of Bitcoin as a core reserve asset alongside its consumer food business. This evolution represents a significant expansion of the Company’s vision, opportunity set and risk profile, and it calls for a long-term, conviction-driven approach of the kind that, in the Board’s view, is best sustained under the consistent stewardship of the founder who conceived and has personally led each phase of the Company’s development. The Board believes that maintaining Ms. Chu’s voting control will provide continuity and stability of leadership, safeguard the long-term vision underlying both the Company’s established food business and its newer digital asset strategy, and enable management to execute that strategy through full market cycles — including periods of pronounced volatility in digital asset prices and in the capital markets — without undue exposure to short-term market pressures, activist campaigns or disruptive change-of-control activity that could interrupt initiatives that require time to mature. The Board considers founder control to be particularly important at this stage precisely because the Company is simultaneously scaling a capital-intensive new strategy and operating its core business, a combination in which a clear and stable strategic mandate is, in the Board’s judgment, essential.

The Board further recognizes that the continued execution of the Company’s strategy, and in particular its digital asset treasury initiative, is expected to require substantial and recurring access to capital. The Company has in the recent past funded its strategy through significant financings, and it expects to continue from time to time to raise capital through the issuance of additional Class A ordinary shares and other equity and equity-linked securities, which may include securities that are convertible into, exchangeable for, or otherwise result in the issuance of, Class A ordinary shares. Issuances of this nature have reduced, and future issuances would be expected to further reduce, potentially substantially, the relative voting power represented by the founder’s existing shareholdings. The proposed increase in the voting rights attaching to each Class B ordinary share from ten (10) to one hundred (100) votes is intended to offset the dilution of the founder’s voting power that has resulted, and that may in the future result, from such issuances — including in connection with the Reverse Share Split, the Company’s capital-raising activities and other corporate transactions — thereby enabling the Chairwoman to remain in control of the Company as it funds and executes its long-term strategy.

As with the Company’s existing dual-class share structure, the proposed amendment would further concentrate voting power in the Class B ordinary shares held by Ms. Chu. If the proposal is approved, the proportionate voting power of the holders of Class A ordinary shares would be reduced accordingly, and Ms. Chu would continue to control the outcome of most matters submitted to the Company’s shareholders for approval, including the election of directors and the approval of significant corporate transactions; accordingly, such matters, including any change of control of the Company, would generally require her support. Holders of Class A ordinary shares should consider these effects in evaluating the proposal.

If the Class A shareholders approve this proposal, following the separate class consent from the holders of Class B ordinary shares of the Company, the registered office provider of the Company will file such Amended and Restated Memorandum and Articles of Association, along with the relevant special resolutions with the Registrar of Companies of the Cayman Islands.

The Board of Directors proposes to solicit Class A shareholder approval to effect the Amendment to Class B Voting Rights Proposal. The resolutions be put to the Class A shareholders to consider and to vote upon at the Class Meeting in relation to Amendment to Class B Voting Rights Proposal are:

“IT IS HEREBY RESOLVED, as a special resolution of the holders of the Class A Ordinary Shares, that subject to the class consent from the holders of the Class B Ordinary Shares of the Company, the voting rights attached to each Class B Ordinary Share be increased from ten (10) votes to one-hundred (100) votes on any resolution tabled at a general meeting of the Company, with immediate effect.”

THE BOARD OF DIRECTORS RECOMMEND
A VOTE FOR
THE CLASS MEETING PROPOSAL

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PROPOSAL NO. 1

RE-ELECTION OF CURRENT DIRECTORS

The Board of Directors currently consists of four members. All four current directors named below will seek re-election at the Meeting.

The Company’s corporate governance and nominating committee recommends, and the Board of Directors concurs, that the four current directors be re-elected.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his/her successor is duly elected and qualified, subject to earlier death, resignation, or removal, in accordance with the articles of association of the Company.

DIRECTORS FOR RE-ELECTION

Norma Ka Yin Chu (age 44) is our Chief Executive Officer, Director and Chairwoman. Ms. Chu is the founder and has served as Chairwoman of the Board and our CEO since our establishment in 2012. Before founding DDC, Ms. Chu served as Head of Equities Research of HSBC Private Bank in Hong Kong from July 2010 to May 2012. She is also a Board Member of YPO North Asia Regional and a Board Member of Hong Kong Shanghai Youth Association, as well as a Standing Director of Shanghai Hong Kong Association. Ms. Chu has also been elected as a member of the Technology and Innovation Subsector of the Election Committee of Hong Kong SAR for 2021. Ms. Chu received her Bachelor of Arts degree in the University of Washington in 2004. She is also an alumnus of Harvard Business School where she completed the Executive General Management Program in 2023.

George Lai (age 49) has been serving as our independent director since December 2024. Mr. Lai has been the Chief Financial Officer of The9 Limited (NASDAQ: NCTY) since July 2008 and a member of its board of directors since January 2016. Currently, he also serves as an independent non-executive director and the chairman of the compensation committee of Qingdao Port International Co., Ltd. (SEHK: 06198). Prior to that, Mr. Lai worked for Deloitte Touche Tohmatsu since 2000. Mr. Lai worked in several different Deloitte offices, including Hong Kong, New York and Beijing. During his eight years at Deloitte, Mr. Lai played key roles in the audit function in a number of IPO projects in the United States and China. He also assisted public companies in the United States, Hong Kong and China with a wide range of accounting matters. Mr. Lai received his bachelor of business administration, with a focus in professional accountancy, from the Chinese University of Hong Kong. Mr. Lai holds various accounting professional qualifications, including from AICPA, FCCA and HKICPA.

Matthew Gene Mouw (age 64) is our independent director. Mr. Mouw served as Regional President Asia, Africa and Australia for Barilla G. e R. Fratelli S.p.A. from February 2011 to December 2015. Prior to this, Mr. Mouw has also worked at two other major FMCG multinationals, Groupe Danone in General Management, and Mars Incorporated, in sales and marketing. He also has prior experience as an investor and advisor to successful FMCG start-ups both in China and the USA. He has a broad range of FMCG experiences in China and the Asia region in pasta, sweet biscuits, bottled water, juices, juice drinks, confectionary and pet foods. Mr. Mouw graduated from Hamline University in St. Paul, Minnesota with a Bachelor of Arts degree, majoring in East Asian Studies and has spent over 40 years living and working in Asia.

Samuel Chun Kong Shih (age 59) is our independent director. Mr. Samuel Chun Kong Shih has been a Partner and Chief Operating Officer of OYO Hotel Company, a unicorn start-up backed by Softbank in China, from November 2018 to March 2020. From April 1990 to March 2008. Mr. Shih worked for PepsiCo Inc. and held various senior positions such as Vice President — Operations, Asia Pacific, Vice President — China Bottling Operations and After PepsiCo, Mr. Samuel Chun Kong Shih served as Asia Pacific Managing Director for Red Bull GmbH from April 2008 to April 2011. From 2011 to 2012, Mr. Shih served as the Chairman of Greater China at Accor Inc. He later served as Chief Executive Officer of PepsiCo Investment (China) Limited from 2012 to 2015. Mr. Samuel Chun Kong Shih received a bachelor of science degree in food science from the University of British Columbia in 1988 and a MBA from Asia International Open University in 1993.

The Board of Directors proposes to solicit shareholder approval to effect the Election Proposal. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to the re-election of directors are:

“IT IS HEREBY RESOLVED, as an ordinary resolution, that the following persons be re-elected as Directors of the Company, each to hold office until the next annual general meeting or until his or her successor is duly elected and qualified, subject to earlier death, resignation, or removal pursuant to the Company’s Articles of Association:

(A)    Norma Ka Yin Chu;

(B)    George Lai;

(C)    Matthew Gene Mouw; and

(D)    Samuel Chun Kong Shih.”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE

PROPOSAL NO. 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected Enrome LLP (“Enrome”) as our independent registered public accounting firm for the fiscal year ending December 31, 2026, and has further directed that we submit the selection of the independent registered accounting firm for ratification by our shareholders at the Meeting. Representatives of Enrome will not be present at the Meeting.

The selection of our independent registered public accounting firm is not required to be submitted for shareholder approval. Nonetheless, the Board is seeking ratification of its selection of Enrome as a matter of further involving our shareholders in our corporate affairs. If our shareholders do not ratify this selection, the Board will reconsider its selection of Enrome and will either continue to retain the firm or appoint a new independent registered public accounting firm. Even if the selection is ratified, the Board may, in its sole discretion, determine to appoint a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our and our shareholders’ best interests.

The Audit Committee reviews and must pre-approve all audit and non-audit services performed by our independent registered public accounting firm, as well as the fees charged by it for such services. In its review of non-audit service fees, the Audit Committee considers, among other things, the possible impact of the performance of such services on the accounting firm’s independence.

Independent Registered Public Accounting Firm’s Fees

The following table sets forth the aggregate fees expected to be billed for audit and other services provided by Enrome for the fiscal year ended December 31, 2026.

For the Year Ended December 31, 2026
Services Rendered
Audit	$300,000
Audit related services	$130,000
Total	$430,000

Audit fees include primarily professional services rendered for the audits of the consolidated financial statements and internal controls over financial reporting, the review of documents filed with the SEC, consents, and financial accounting and reporting consultations.

Audit-related fees include reviews of any interim financial statements contained in the Company’s Forms 6-K.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a procedure for pre-approval of all fees charged by our independent auditors. Under the procedure, the Audit Committee pre-approves all auditing services and the terms of non-audit services provided by our independent registered public accounting firm, but only to the extent that the non-audit services are not prohibited under applicable law and the Audit Committee determines that the non-audit services do not impair the independence of the independent registered public accounting firm. Other fees are subject to pre-approval by the Audit Committee, or, in the period between meetings, by a designated member of the Board or Audit Committee. Any such approval by the designated member is disclosed to the entire Board at the next meeting.

The Board of Directors proposes to solicit shareholder approval to effect the Auditor Proposal. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to the Auditor Proposal are:

“IT IS HEREBY RESOLVED, as an ordinary resolution, that the appointment of Enrome LLP as auditor of the Company for the fiscal year ending December 31, 2026 be and is approved and ratified, and the board of directors of the Company be authorized to fix the remuneration of the auditor.”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE RATIFICATION OF SELECTION OF ENROME LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026

PROPOSAL 3

THE GENERAL MANDATE TO ISSUE SHARES PROPOSAL

At the Annual Meeting, our shareholders will be asked to approve granting the board a general mandate to allot, issue, and deal with additional ordinary shares of the Company, subject to the limits set out in the Company’s memorandum and articles of association and applicable NYSE American rules.

The proposed general mandate, if approved, will provide the Board with the flexibility to allot, issue, and deal with additional ordinary shares as and when necessary. The Board considers that granting of this mandate would enable the Company to respond efficiently to opportunities for fund-raising, business expansion, or other strategic initiatives without the need to convene separate shareholder meetings on each occasion, enhancing the Company’s ability to seize timely market opportunities and support its ongoing growth and development.

The Board of Directors proposes to solicit shareholder approval to effect the General Mandate to Issue Shares Proposal. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to the General Mandate to Issue Shares Proposal are:

“IT IS HEREBY RESOLVED, as an ordinary resolution, to grant the board a general mandate to allot, issue, and deal with additional ordinary shares of the Company, subject to the limits set out in the Company’s memorandum and articles of association and applicable NYSE American rules.”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
GRANTING THE BOARD THE GENERAL MANDATE TO ISSUE SHARES

PROPOSAL NO. 4

THE GENERAL MANDATE TO REPURCHASE SHARES PROPOSAL

At the Annual Meeting, our shareholders will be asked to approve granting the board a general mandate to repurchase issued shares of the Company, subject to the applicable law and NYSE American rules.

The proposed general mandate, if approved, will provide the Board with the flexibility to repurchase the Company’s issued shares as and when appropriate, subject to applicable law and NYSE American rules. The Board considers that the granting of this mandate will enable the Company to manage its capital structure more effectively, enhance shareholder value, and respond swiftly to changing market conditions in the best interests of the Company and its shareholders.

The general mandate is discretionary and imposes no obligation on the Company to repurchase any shares. Any repurchases made pursuant to the mandate will be effected in accordance with applicable law, including the Companies Act (As Revised) of the Cayman Islands and the rules of NYSE American, and, where applicable, will be conducted in a manner intended to comply with the safe harbor provided by Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. In determining whether and when to effect any repurchases, the Board will take into account, among other factors, the Company’s financial condition, available cash and distributable reserves, prevailing market conditions, and the potential effect of any repurchases on the public float and trading liquidity of the Company’s Class A ordinary shares.

The Board of Directors proposes to solicit shareholder approval to effect the General Mandate to Repurchase Shares Proposal. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to the General Mandate to Repurchase Shares Proposal are:

“IT IS HEREBY RESOLVED, as an ordinary resolution, to grant the board a general mandate to repurchase issued shares of the Company, subject to applicable law and NYSE American rules.”

THE BOARD OF DIRECTORS RECOMMEND
A VOTE FOR
GRANTING THE BOARD THE GENERAL MANDATE TO REPURCHASE SHARES

PROPOSAL NO.S 5A-5B

THE REVERSE SHARE SPLIT PROPOSAL

Our Board of Directors, is seeking the shareholders’ approval to effect the proposed reverse share split (the “Reverse Share Split”) of the Company’s issued and unissued Class A ordinary shares, on a basis ranging from no reverse share split up to a ratio of one-for-ten (1:10) (“Approved Ratio”), with the final Approved Ratio and effective date to be determined by the Board, such that the number of authorized and issued Class A Ordinary Shares is decreased by the Approved Ratio, with the par value per Class A Ordinary Share increased by the Approved Ratio.

Purpose of, and reasons for, the Reverse Share Split.    The Board of Directors is seeking this authorization principally in response to recent and proposed changes to the continued listing standards of NYSE American relating to low-priced securities. NYSE American has filed a proposed rule change with the U.S. Securities and Exchange Commission (File No. SR-NYSEAMER-2025-72) that, if approved, would amend Section 1003(f)(v) of the NYSE American Company Guide to provide that, if the closing price of a listed security is less than $0.25 per share (the “Minimum Trading Price”) on any trading day, the Exchange will immediately suspend trading in, and commence proceedings to delist, that security, and the issuer will not be eligible to submit a compliance plan or otherwise receive a cure period under Section 1009 of the Company Guide. NYSE American has proposed that this change become effective on October 1, 2026, and it remains subject to SEC review and approval. This proposed standard would be in addition to the Exchange’s existing rules under Sections 1003(f)(vi) and (vii) of the Company Guide, which already provide for the immediate suspension and delisting, without an opportunity to cure, of a company that effects one or more reverse stock splits with a cumulative ratio of 200-to-1 or more over a two-year period, or that effects a reverse stock split that results in non-compliance with other continued listing standards.

Because a decline in the trading price of the Company’s Class A ordinary shares below the proposed Minimum Trading Price could, if the rule is adopted, result in the immediate suspension and delisting of the Class A ordinary shares with no opportunity to cure, the Board believes it is in the best interests of the Company and its shareholders to obtain shareholder authorization for the Reverse Share Split now, on a standby basis. This would enable the Board, if and when it determines that the Company’s continued listing is or may be at risk — including on an expedited or emergency basis — to act promptly to effect a reverse share split to raise the per share trading price above the applicable threshold, without the delay and expense of convening a further extraordinary general meeting.

Shareholders should note that the Company previously effected a one-for-25 (1:25) reverse stock split of its Class A ordinary shares, which became effective on April 21, 2025. Under Sections 1003(f)(vi) and (vii) of the Company Guide, reverse stock splits effected over a trailing two-year period are aggregated, and a company that effects one or more reverse stock splits with a cumulative ratio of 200-to-1 or more over that period is itself subject to immediate suspension and delisting without an opportunity to cure. Because the Company’s April 2025 reverse stock split will be aggregated with any further reverse stock split effected before the second anniversary of that split (that is, before April 21, 2027), the authorization being sought permits the Board to select a final Approved Ratio of up to one-for-ten (1:10), subject to the express limitation that the Board will determine the Approved Ratio and the timing of any Reverse Share Split so that the cumulative ratio of all reverse stock splits effected by the Company within the applicable two-year period remains below 200-to-1, and the Board will not effect a Reverse Share Split that would cause the Company to violate Section 1003(f)(vi) or (vii) of the Company Guide. As a result, any Reverse Share Split effected prior to April 21, 2027 would be effected at a ratio below one-for-eight (1:8), and ratios of up to one-for-ten (1:10) would be available to the Board only on or after that date.

Conversely, if the Board determines that a reverse share split is not necessary or advisable to maintain the Company’s listing, the Board may, in its sole discretion, elect not to effect the Reverse Share Split notwithstanding shareholder approval of this proposal.

Any fractional Class A shares resulting from the Reverse Share Split shall be rounded down to the next whole Class A ordinary share, with no cash payment in lieu. The Company’s Class B ordinary shares shall not be affected by the Reverse Share Split and shall remain outstanding on their existing terms.

If the shareholders approve the Reverse Share Split Proposal, following the effectiveness of the Reverse Share Split, the registered office provider of the Company will file such Amended and Restated Memorandum and Articles of Association, along with the relevant special resolutions with the Registrar of Companies of the Cayman Islands.

The Board of Directors proposes to solicit shareholder approval to effect the Reverse Share Split Proposal. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to the Reverse Share Split Proposal are:

“(a) IT IS HEREBY RESOLVED, as a special resolution, to authorize the Board to effect a reverse share split (the “Reverse Share Split”) of the Company’s issued and unissued Class A ordinary shares, on a basis ranging from no reverse share split up to a ratio of one-for-ten (1:10) (“Approved Ratio”), with the final Approved Ratio and effective date to be determined by the Board, such that the number of authorized and issued Class A Ordinary Shares is decreased by the Approved Ratio, with the par value per Class A Ordinary Share increased by the Approved Ratio (the “Reverse Share Split Proposal”);

(b) IT IS HEREBY RESOLVED, as a special resolution, subject to approval by the shareholders of the Reverse Share Split Proposal, to approve that the Amended and Restated Memorandum and Articles of Association of the Company be altered to reflect the Reverse Share Split.”

THE BOARD OF DIRECTORS RECOMMEND
A VOTE FOR
THE REVERSE SHARE SPLIT PROPOSAL

PROPOSAL NO. 6

THE AMENDMENT TO CLASS B VOTING RIGHTS PROPOSAL

Our Board of Directors, subject to the separate class consent from the (i) holders of the Company’s Class A ordinary shares, and (ii) holders of Class B ordinary shares of the Company, is seeking the shareholders’ approval to implement the proposed variation of class rights that the voting rights attached to each of the Company’s Class B ordinary share be increased from ten (10) votes to one hundred (100) votes on any resolution tabled at a general meeting of the Company, by amending the Company’s Memorandum and Articles of Association to reflect the variation in voting rights attached to each of the Class B ordinary shares of the Company. All other rights, preferences, and restrictions attaching to the Company’s Class B ordinary shares (including conversion mechanics and transfer restrictions) shall remain unchanged.

Purpose of, and reasons for, the amendment to the Class B voting rights.    The Board of Directors is proposing this variation of class rights in order to preserve the founder-led governance structure that has guided the Company since its establishment and to ensure that Ms. Norma Ka Yin Chu, the Company’s founder, Chief Executive Officer and Chairwoman, who holds the Company’s Class B ordinary shares, retains a controlling voting interest in the Company. Since its founding as a global Asian food platform — comprising brands such as DayDayCook, Nona Lim and Yai’s Thai — the Company has substantially broadened its strategy, and now also pursues a digital asset treasury strategy that includes the accumulation of Bitcoin as a core reserve asset alongside its consumer food business. This evolution represents a significant expansion of the Company’s vision, opportunity set and risk profile, and it calls for a long-term, conviction-driven approach of the kind that, in the Board’s view, is best sustained under the consistent stewardship of the founder who conceived and has personally led each phase of the Company’s development. The Board believes that maintaining Ms. Chu’s voting control will provide continuity and stability of leadership, safeguard the long-term vision underlying both the Company’s established food business and its newer digital asset strategy, and enable management to execute that strategy through full market cycles — including periods of pronounced volatility in digital asset prices and in the capital markets — without undue exposure to short-term market pressures, activist campaigns or disruptive change-of-control activity that could interrupt initiatives that require time to mature. The Board considers founder control to be particularly important at this stage precisely because the Company is simultaneously scaling a capital-intensive new strategy and operating its core business, a combination in which a clear and stable strategic mandate is, in the Board’s judgment, essential.

The Board further recognizes that the continued execution of the Company’s strategy, and in particular its digital asset treasury initiative, is expected to require substantial and recurring access to capital. The Company has in the recent past funded its strategy through significant financings, and it expects to continue from time to time to raise capital through the issuance of additional Class A ordinary shares and other equity and equity-linked securities, which may include securities that are convertible into, exchangeable for, or otherwise result in the issuance of, Class A ordinary shares. Issuances of this nature have reduced, and future issuances would be expected to further reduce, potentially substantially, the relative voting power represented by the founder’s existing shareholdings. The proposed increase in the voting rights attaching to each Class B ordinary share from ten (10) to one hundred (100) votes is intended to offset the dilution of the founder’s voting power that has resulted, and that may in the future result, from such issuances — including in connection with the Reverse Share Split, the Company’s capital-raising activities and other corporate transactions — thereby enabling the Chairwoman to remain in control of the Company as it funds and executes its long-term strategy.

As with the Company’s existing dual-class share structure, the proposed amendment would further concentrate voting power in the Class B ordinary shares held by Ms. Chu. If the proposal is approved, the proportionate voting power of the holders of Class A ordinary shares would be reduced accordingly, and Ms. Chu would continue to control the outcome of most matters submitted to the Company’s shareholders for approval, including the election of directors and the approval of significant corporate transactions; accordingly, such matters, including any change of control of the Company, would generally require her support. Holders of Class A ordinary shares should consider these effects in evaluating the proposal.

If the shareholders approve this proposal, following the separate class consent from the holders of Class B ordinary shares of the Company, the registered office provider of the Company will file such Amended and Restated Memorandum and Articles of Association, along with the relevant special resolutions with the Registrar of Companies of the Cayman Islands.

The Board of Directors proposes to solicit shareholder approval to effect the Amendment to Class B Voting Rights Proposal. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to Amendment to Class B Voting Rights Proposal are:

“IT IS HEREBY RESOLVED, as a special resolution, subject to separate consent of (i) holders of the Company’s Class A ordinary shares, and (ii) holders of the Company’s Class B ordinary shares, to approve the proposed variation of class rights that the voting rights attached to each of the Company’s Class B ordinary share be increased from ten (10) votes to one hundred (100) votes on any resolution tabled at a general meeting of the Company, the Company’s amended and restated memorandum and articles of association be amended such that the variation in voting rights attached to each of the Class B ordinary shares is reflected.”

THE BOARD OF DIRECTORS RECOMMEND
A VOTE FOR
THE AMENDMENT TO CLASS B VOTING RIGHTS PROPOSAL

PROPOSAL 7

THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if approved, will request the chairperson of the Annual General Meeting (who has agreed to act accordingly) to adjourn the Annual General Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the proposals 1-6 in this proxy statement. If the adjournment proposal is not approved by our shareholders, the chairperson of the meeting has the power to adjourn the Annual General Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the proposals.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors
June 9, 2026	/s/ Norma Ka Yin Chu
Norma Ka Yin Chu
Chief Executive Officer